NEXTRACKER INC.

6200 Paseo Padre Parkway

Fremont, California 94555

October 25, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jay Ingram

Re:	Nextracker Inc.

Registration Statement on Form S-4

File No. 333-275164

Acceleration Request

Requested Date: October 27, 2023

Requested Time: 4:20 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nextracker Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4, Registration Number 333-275164 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:20 P.M., Eastern Time, on October 27, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Sam Gandhi of Sidley Austin LLP at (212) 839-5684.

Very truly yours,

/s/ Léah Schlesinger

Léah Schlesinger

General Counsel

cc:	Emily Roberts, Davis Polk & Wardwell LLP

Sharon R. Flanagan, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

Daniel J. Belke, Sidley Austin LLP

Helen Theung, Sidley Austin LLP